BB 3/11 *

09059593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED BY CITADEL ADVISORS LLC

PALAFOX TRADING LLC

AFFIRMATION

I, PETER JENSON, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Palafox Trading LLC (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CITADEL ADVISORS LLC
Manager and Commodity Pool Operator for the
Commodity Pool, Palafox Trading LLC

by: ______________________________

Peter Jenson, Global Controller of Citadel Investment Group, L.L.C. Date 2/26/2009

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/10

Barbara A. Horne, Notary
2/26/09

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of Palafox Trading LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Palafox Trading LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars in thousands)
December 31, 2008

ASSETS

Assets:		
Cash and cash equivalents	$	97,310
Securities purchased under agreements to resell		1,498,294
Receivable from clearing organizations		9,694
Total assets	$	1,605,298

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	1,498,143
Payable to affiliates		4,080
Total liabilities		1,502,223
Member's capital		103,075
Total liabilities and member's capital	$	1,605,298

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars)
December 31, 2008

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority ("FINRA"), a clearing member of the Fixed Income Clearing Corporation ("FICC"), a member of Euronext Paris, of the London International Financial Futures and Options Exchange ("LIFFE"), NYSE Euronext LIFFE and Euronext LIFFE. Citadel Equity Fund Ltd. ("CEFL") is the sole member of the Company. Citadel Holdings Ltd. ("CTHL") is the sole shareholder of CEFL. Citadel Kensington Global Strategies Fund Ltd. ("Kensington") and Citadel Wellington LLC ("Wellington") are the shareholders and ultimate beneficiaries of CTHL.

Citadel Limited Partnership ("CLP") is the Portfolio Manager for Kensington, CTHL and CEFL and the Manager of Wellington and is responsible for managing all investment and administrative activities for the Company and CEFL. CLP has claimed an exemption from registration as a "commodity pool operator" with the U.S. Commodity Futures Trading Commission ("CFTC") with respect to the Company pursuant to CFTC Rule 4.13(a)(4). Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, provides administrative and investment-related services to the Company. Citadel Solutions LLC ("CSOL"), an affiliate of CIG, is responsible for providing certain administrative services to the Company. Under the terms of the Company's Fifth Amended and Restated Limited Liability Company Operating Agreement dated as of December 30, 2008, the Company will continue in existence until it is liquidated and terminated.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CLP to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the statements of financial condition as cash and funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at a major U.S. financial institution.

Interest Income and Expense

Interest income (expense) is recognized on the accrual basis.

Foreign Currency Transactions

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation as determined by CLP. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

(Expressed in U.S. dollars)

(1) Summary of Significant Accounting Policies, Continued:

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). Repurchase and resale agreements are short-term in nature, and are recorded at contract value, plus accrued interest, on the statement of financial condition. As permitted by Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase or resale agreement position in the statement of financial condition if the right of offset exists. As of December 31, 2008, the Company's assets and liabilities were netted by $2,218,841,728 as a result of the application of FIN 41. Repurchase agreements and resale agreements are collateralized primarily through pledging or receipt of securities. CLP monitors collateral fair value on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral. Interest income or expense on resale agreements and repurchase agreements is recognized over the term of the agreement.

The Company is a netting member of the Government Securities Division of the FICC, an industry clearing house for resale and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its resale and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

During the year, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2008, the Company had affiliated and non-affiliated repurchase agreements with collateral posted having a fair value of $3,685,787,870 and the Company also had affiliated and non-affiliated resale agreements with collateral received having a fair value of $3,685,787,870.

Valuation of Financial Instruments

The Company measures investments in money market funds ("Financial Instruments") at fair value, as determined by CLP. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value determined by CLP is based on available information and represents CLP's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CLP. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CLP may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CLP believes that doing so is necessary to better reflect fair value.

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Fair value is defined as the price at which an asset could be sold in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CLP, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") as of January 1, 2008. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

Financial Instruments are valued by CLP taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities, brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CLP may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other financial instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy.

(Expressed in U.S. dollars)

(1) Summary of Significant Accounting Policies, Continued:

Other Financial Instruments

CLP estimates the aggregate fair value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP believes the risk of loss from these arrangements to be remote.

(2) New Accounting Pronouncements:

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* which once again deferred the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 is not expected to have a material effect on the Company's results of operations or financial position. However, CLP's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analysis of tax laws, regulations and interpretations.

(3) Income Taxes:

The Company has elected under Internal Revenue Code Regulation Section 301.7701-3(c) to be disregarded as a separate entity for federal income tax purposes. As a disregarded entity, the Company is not subject to federal or state income tax directly. The Company's current year taxable income will be included in the federal filing of CEFL.

(Expressed in U.S. dollars)

(4) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 1 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 92,000,000	$ —	$ —	$ 92,000,000
Total assets at fair value	$ 92,000,000	$ —	$ —	$ 92,000,000

(5) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company.

The Company made payments for certain administrative services provided by CSOL.

As of December 31, 2008, the Company had repurchase and resale agreements with CEFL with a contract value of $751,031,449 and $746,956,869, respectively, as well as associated interest accruals of $0 and $7,775 respectively. The Company pledged securities collateral with a fair value of $747,964,348 and received securities collateral with a fair vale of $736,591,181 with regard to these transactions. During the year, the Company had repurchase agreement transactions with Citadel Treasury International Ltd. ("CITT"), an affiliate. There are no outstanding agreements with CITT as of December 31, 2008.

The Company collected cash collateral of $3,700,000 from CEFL as of December 31, 2008, which the Company pledged to FICC to meet clearing fund requirements which are based on CEFL's trading activity. This amount is reflected as part of the payable to affiliate balance on the statement of financial condition.

(6) Risk Management:

Market risk is the potential for changes in the value of Investment Positions (as defined below), which may include the Company's securities underlying repurchase and resale agreements, as well as investments in money market funds ("Investment Positions"), due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

(Expressed in U.S. dollars)

(6) Risk Management, Continued:

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with CEFL. This limits the type and nature of risk of credit loss due to counterparty failure.

The cash balances held at various major U.S financial institutions, which typically exceed Federal Deposit Insurance Corporation coverage, also subject the Company to a concentration of credit risk. CLP monitors the credit ratings of the financial institutions in order to mitigate the credit risk that exists with the deposits in excess of insured amounts.

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(7) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2008, net capital was $100,712,904 in excess of the required minimum net capital.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2008.

Additionally, the Company is subject to minimum equity requirements and minimum excess net capital requirements of the FICC. The Company is required to maintain minimum equity of $50,000,000 and minimum excess net capital of $10,000,000. At December 31, 2008, equity was approximately $53,075,314 in excess and net capital was approximately $90,712,904 in excess of the required minimums.

(8) Subsequent Events:

Under the terms of the Company's Fifth Amended and Restated Limited Liability Company Operating Agreement dated as of December 30, 2008, with effect from January 1, 2009, Citadel Advisors LLC became the manager of the Company.

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition
as of December 31, 2008
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Palafox Trading LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT